SEC FILE NUMBER 000-20402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Wilson Bank Holding Company

Full Name of Registrant

Not applicable

Former Name if Applicable

623 West Main Street

Address of Principal Executive Office (Street and Number)

Lebanon, Tennessee 37087

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective December 31, 2022, Wilson Bank Holding Company (the “Company”) ceased to qualify as an accelerated filer and became a large accelerated filer for the first time as a result of the market value of its common equity held by non-affiliates slightly exceeding the applicable threshold on June 30, 2022. As a result, the Company’s filing deadline for its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) was shortened by 15 days to 60 days after the Company’s fiscal year-end compared to 75 days after the fiscal year-end in prior years.

While the Company has devoted significant time and attention to the completion of the Form 10-K, including the preparation of its financial statements for the fiscal year ended December 31, 2022, the Company requires additional time to finalize the Form 10-K and complete the procedures relating to its year-end reporting processes due to the newly applicable accelerated filing deadline. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort and expense. The Company is working diligently to complete the necessary work to file the Form 10-K as soon as practicable within the 15 calendar days of the prescribed due date pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing statement about the anticipated timing of the filing of the Form 10-K is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Lisa Pominski	615	444-2265
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a letter to the Company’s shareholders dated January 20, 2023, which was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on January 20, 2023, the Company reported that its net income for the year ended December 31, 2022 was estimated to be $53.0 million, up approximately $3.6 million, or 7.3%, compared to net income of $49.4 million for the year ended December 31, 2021, while its diluted earnings per share for the year ended December 31, 2022 was estimated to be $4.65, an increase of approximately 5.0% compared to the $4.43 recorded for the year ended December 31, 2021.

Wilson Bank Holding Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2023	By:	/s/ Lisa Pominski
		Name:	Lisa Pominski
		Title:	Executive Vice President and Chief Financial Officer